599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

May 23, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood and Asia Timmons- Pierce

Re:	Microvast Holdings, Inc. (the “Company”) Amendment No. 7 to Registration Statement on Form S-1 Filed April 29, 2022 File No. 333-258978

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated May 18, 2022 (the “Comment Letter”) with respect to Amendment No. 7 to the Registration Statement on Form S-1 filed by the Company on April 29, 2022.

This letter is being submitted together with the Company’s filing of Amendment No. 8 to the Registration Statement on Form S-1 (the “Amendment No. 8”), which reflects revisions and updates, among other things, to address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 8.

Amendment No. 8 to the Registration Statement on Form S-1, filed May 23, 2022

General

1.	If your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, please disclose on your cover page, prospectus summary, and applicable risk factors that you have been identified by the Commission under the HFCAA. Disclose that you have been conclusively identified and the impact this may have on your ability to continue to offer your securities.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on the prospectus cover page and on pages 2, 17, 21 and 22.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP